US SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Comapny Act of 1935 or
          Section 30(f) of the Investment Comapny Act of 1940

___ Check here if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See section 1(b).

1. Name and Address of
   Reporting Person:        Gardner, John L
                            6124 Cheshire Lane
                            Orlando, FL 32819

2. Issuer name and Ticker
   or Trading Symbol:       SAF T LOK INCORPORATED   (LOCKC)

3. IRS or Social Security
   number of person
   reporting (voluntary):

4. Statement for Month/Year: 10/97

5. If amendment, date of
   Original (Mo/Yr):         N/A

6. Relationship of Reporting
   Person to Issuer
   (Check all that applies): _X_ Director
                             _X_ Officer (give Title: __President/CEO_ )
                             ___ 10% Owner
                             ___ Other (Specify) ___________________


     Table I. Non-derivative Securities Acquired, Disposed of, or Beneficially owned

Title of      Transaction  Transaction     Securities Acquired (A)    Amount of Securites  Ownership Form  Nature of
Security      Date         Code            or Disposed of (D)         Beneficially owned   Direct(D) or    Indirect
                                                                      at end of Month.     Indirect (I)    Beneficial Ownership
                           Code    V       Amount    A or D   Price
________      ___________  ____    ____    _______   ______   ______  ___________________  _____________   _____________________
Common Stock  10/17         S             10,000     D        2.728                        D               N/A
Common Stock  10/17         S             10,000     D        2.6906                       D               N/A
Common Stock  10/17         S             10,000     D        2.28125                      D               N/A
Common Stock  10/17         S             10,000     D        2.25                         D               N/A
Common Stock  10/17         S             10,000     D        2.3031                       D               N/A
Common Stock  10/22         S             20,000     D        3.0625                       D               N/A
Common Stock  10/22         S             10,000     D        2.09375                      D               N/A
Common Stock  10/22         S             10,000     D        2.0                          D               N/A
Common Stock  10/22         S             10,000     D        2.0625                       D               N/A
Common Stock  10/22         S             10,000     D        2.125                        D               N/A
Common Stock  10/22         S             10,000     D        2.0625                       D               N/A
Common Stock  10/23         S             10,000     D        3.225                        D               N/A
Common Stock  10/23         S             10,000     D        3.225                        D               N/A
Common Stock  10/23         S             10,000     D        3.225                        D               N/A
Common Stock  10/24         S             10,000     D        3.05                         D               N/A
Common Stock  10/27         S             10,000     D        2.6281                       D               N/A
Common Stock  10/27         S             10,000     D        2.5995                       D               N/A
Common Stock  10/28         S             10,000     D        2.46875                      D               N/A
Common Stock  10/28         S             10,000     D        2.375                        D               N/A

Total                                    200,000                        0




Signature of Reporting Person : // John L. Gardner       Date:  11-04-97
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